Li-Cycle Holdings Corp.

207 Queens Quay West

Suite 590, Toronto, ON, M5J 1A7

Canada

March 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja Majmudar

Re:	Li-Cycle Holdings Corp. Registration Statement on Form S-3 Filed March 15, 2024 File No. 333-278010

Dear Ms. Majmudar:

Reference is made to the Registration Statement on Form S-3 (File No. 333-278010) filed by Li-Cycle Holdings Corp. (the Company) with the U.S. Securities and Exchange Commission on March 15, 2024 (the Registration Statement).

The Company hereby requests the Registration Statement be made effective at 4 p.m., Eastern Time, on March 29, 2024, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely,

/s/ Ajay Kochhar
Name: Ajay Kochhar Title: Chief Executive Officer

cc:	Paul M. Tiger, Esq. Andrea M. Basham, Esq.
(Freshfields Bruckhaus Deringer US LLP)